UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Staples, Inc.
(Name of Issuer)

Common Stock, $0.0006 par value per share
(Title of Class of Securities)

855030102
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,461,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,461,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,972,442
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,972,442
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,972,442*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

* Includes 4,105,000 Shares underlying call options exercisable within 60 days hereof.

855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,788,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,788,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,788,775*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 923,100 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 974,380
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 974,380
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 502,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 974,380
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 974,380
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 502,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 974,380
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 974,380
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,380*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 502,800 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD LEADERS GOLF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,113,652
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,113,652
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,113,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

* Includes 17,637,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,113,652
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,113,652
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,113,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

* Includes 17,637,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,113,652
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,113,652
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,113,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

* Includes 17,637,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,113,652
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,113,652
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,113,652*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

* Includes 17,637,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,461,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,461,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,461,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,461,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,461,574
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,461,574
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,461,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,461,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,461,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,461,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 31,461,574
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 31,461,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,461,574*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 24,525,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 855030102

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 3,867,442 Shares beneficially owned by Starboard V&O Fund is approximately $46,097,271, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 4,105,000 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 of the Schedule 13D and Item 6 of this Amendment No. 1 to the Schedule 13D below, is approximately $7,464,374, excluding brokerage commissions.  The aggregate purchase price of the 865,675 Shares beneficially owned by Starboard S LLC is approximately $11,796,333, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 923,100 Shares beneficially owned by Starboard S LLC, as further described in Item 6 of the Schedule 13D and Item 6 of this Amendment No. 1 to the Schedule 13D below, is approximately $1,677,712, excluding brokerage commissions.  The aggregate purchase price of the 471,580 Shares beneficially owned by Starboard C LP is approximately $5,621,200, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 502,800 Shares beneficially owned by Starboard C LP, as further described in Item 6 of the Schedule 13D and Item 6 of this Amendment No. 1 to the Schedule 13D below, is approximately $913,915, excluding brokerage commissions.  The aggregate purchase price of the 476,152 Shares beneficially owned by Starboard Golf LLC is approximately $5,524,792, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 17,637,500 Shares beneficially owned by Starboard Golf LLC, as further described in Item 6 of the Schedule 13D and Item 6 of this Amendment No. 1 to the Schedule 13D below, is approximately $30,102,265, excluding brokerage commissions.  The aggregate purchase price of the 1,255,725 Shares held in the Starboard Value LP Account is approximately $17,134,379, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 1,356,600 Shares held in the Starboard Value LP Account, as further described in Item 6 of the Schedule 13D and Item 6 of this Amendment No. 1 to the Schedule 13D below, is approximately $2,462,385, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP and its affiliates (collectively, “Starboard”) applaud the Issuer’s board of directors and management team for pursuing and negotiating a value-enhancing acquisition of Office Depot, Inc. (the “Office Depot Acquisition”). Starboard believes that the magnitude of value creation from the Office Depot Acquisition will far exceed anything that either company could have achieved on a standalone basis. As part of Starboard's regular portfolio management process and in order to manage the aggregate portfolio exposure to the retail office supply sector in light of the appreciation of the Issuer’s stock price since the time of purchase, Starboard has reduced the size of its total position in the Issuer. Starboard believes that the Issuer’s current stock price remains undervalued in relation to the expected synergies and earnings growth for the combined company and currently expects to maintain a significant holding in the Issuer.

CUSIP NO. 855030102

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 640,320,352 Shares outstanding, as of January 30, 2015, which is the total number of Shares outstanding as reported in the Agreement and Plan of Merger, dated February 4, 2015, by and among Office Depot, Inc., the Issuer and Staples AMS, Inc., a wholly owned subsidiary of the Issuer, filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 4, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on February 6, 2015, Starboard V&O Fund beneficially owned 7,972,442 Shares, including 4,105,000 Shares underlying certain call options.

Percentage: 1.2%

(b)	1. Sole power to vote or direct vote: 7,972,442
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,972,442
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on February 6, 2015, Starboard S LLC beneficially owned 1,788,775 Shares, including 923,100 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,788,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,788,775
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on February 6, 2015, Starboard C LP beneficially owned 974,380 Shares, including 502,800 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 974,380
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 974,380
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 855030102

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 974,380 shares owned by Starboard C LP, including 502,800 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 974,380
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 974,380
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 974,380 shares owned by Starboard C LP, including 502,800 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 974,380
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 974,380
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Golf LLC

(a)	As of the close of business on February 6, 2015, Starboard Golf LLC beneficially owned 18,113,652 Shares, including 17,637,500 Shares underlying certain call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 18,113,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,113,652
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Golf LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 855030102

G.	Starboard Leaders Fund

(a)
Starboard Leaders Fund, as a member of Starboard Golf LLC, may be deemed the beneficial owner of the 18,113,652 shares owned by Starboard Golf LLC, including 17,637,500 Shares underlying certain call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 18,113,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,113,652
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Leaders Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Golf LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard A LP

(a)
Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Golf LLC, may be deemed the beneficial owner of the 18,113,652 shares owned by Starboard Golf LLC, including 17,637,500 Shares underlying certain call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 18,113,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,113,652
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Golf LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard A GP

(a)
Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 18,113,652 shares owned by Starboard Golf LLC, including 17,637,500 Shares underlying certain call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 18,113,652
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,113,652
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Starboard Golf LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 855030102

J.	Starboard Value LP

(a)
As of the close of business on February 6, 2015, 2,612,325 Shares were held in the Starboard Value LP Account, including 1,356,600 Shares underlying certain call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Golf LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,972,442 Shares owned by Starboard V&O Fund, (ii) 1,788,775 Shares owned by Starboard S LLC, (iii) 974,380 Shares owned by Starboard C LP, (iv) 18,113,652 Shares owned by Starboard Golf LLC and (v) 2,612,325 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 31,461,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,461,574
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,972,442 Shares owned by Starboard V&O Fund, (ii) 1,788,775 Shares owned by Starboard S LLC, (iii) 974,380 Shares owned by Starboard C LP, (iv) 18,113,652 Shares owned by Starboard Golf LLC and (v) 2,612,325 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 31,461,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,461,574
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,972,442 Shares owned by Starboard V&O Fund, (ii) 1,788,775 Shares owned by Starboard S LLC, (iii) 974,380 Shares owned by Starboard C LP, (iv) 18,113,652 Shares owned by Starboard Golf LLC and (v) 2,612,325 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 31,461,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,461,574
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 855030102

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,972,442 Shares owned by Starboard V&O Fund, (ii) 1,788,775 Shares owned by Starboard S LLC, (iii) 974,380 Shares owned by Starboard C LP, (iv) 18,113,652 Shares owned by Starboard Golf LLC and (v) 2,612,325 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 31,461,574
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,461,574
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,972,442 Shares owned by Starboard V&O Fund, (ii) 1,788,775 Shares owned by Starboard S LLC, (iii) 974,380 Shares owned by Starboard C LP, (iv) 18,113,652 Shares owned by Starboard Golf LLC and (v) 2,612,325 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,461,574
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,461,574

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Golf LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of February 5, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 855030102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Leaders Golf, and Starboard Value LP through the Starboard Value LP Account purchased in the over the counter market American-style call options referencing an aggregate of 1,745,400 Shares, 391,500 Shares, 213,300 Shares, 5,078,500 Shares and 571,300 Shares, respectively, which have an exercise price of $17.00 per Share and expire on January 15, 2016.

The Reporting Persons’ collective beneficial ownership in the Issuer is currently composed of 6,936,574 Shares and 24,525,000 Shares underlying the American-style call options described in Item 6 of the Schedule 13D and this Item 6 of Amendment No. 1 to the Schedule 13D.

Starboard Leaders Golf has entered into certain cash-settled total return swap agreements with Société Générale (“SG”) & Credit Suisse (“CSFB”) as the counterparties (the “Swap Agreements”).  The swaps with SG & CSFB constitute economic exposure to 2,553,335 notional Shares and 91,558 notional Shares, respectively, with a reference price of $13.83 and $14.01, respectively and an expiration date of October 20, 2015 and December 7, 2015, respectively.  The Swap Agreements provide Starboard Leaders Golf with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard Leaders Golf has an aggregate economic exposure of 2,644,893 Shares (representing less than 1% of the outstanding Shares on the same basis).

CUSIP NO. 855030102

Starboard V&O Fund has entered into a certain cash-settled total return swap agreement with SG as the counterparty (the “Swap Agreement”).  The swap with SG constitutes economic “short” exposure to 1,333,387 notional Shares with a reference price of $16.11 and an expiration date of December 16, 2015. Because the number of Shares owned by Starboard V&O Fund exceeds the number of Shares represented by its "short" swap position, Starboard V&O Fund is "net long" with respect to the Shares to the extent of such excess, and has hedged both the economic benefits and economic risks of owning the number of Shares equal to its "short" swap position.

Starboard S LLC has entered into a certain cash-settled total return swap agreement with SG as the counterparty (the “Swap Agreement”).  The swap with SG constitutes economic “short” exposure to 299,035 notional Shares with a reference price of $16.11 and an expiration date of December 16, 2015.  Because the number of Shares owned by Starboard S LLC exceeds the number of Shares represented by its "short" swap position, Starboard S LLC is "net long" with respect to the Shares to the extent of such excess, and has hedged both the economic benefits and economic risks of owning the number of Shares equal to its "short" swap position.

Starboard C LP has entered into a certain cash-settled total return swap agreement with SG as the counterparty (the “Swap Agreement”).  The swap with SG constitutes economic “short” exposure to 162,896 notional Shares with a reference price of $16.11 and an expiration date of December 16, 2015.  Because the number of Shares owned by Starboard C LP exceeds the number of Shares represented by its "short" swap position, Starboard C LP is "net long" with respect to the Shares to the extent of such excess, and has hedged both the economic benefits and economic risks of owning the number of Shares equal to its "short" swap position.

Starboard Value LP through the Starboard Value LP Account has entered into a certain cash-settled total return swap agreement with SG as the counterparty (the “Swap Agreement”).  The swap with SG constitutes economic “short” exposure to 436,149 notional Shares with a reference price of $16.11 and an expiration date of December 16, 2015.  Because the number of Shares owned by Starboard Value LP through the Starboard Value LP Account exceeds the number of Shares represented by its "short" swap position, Starboard Value LP through the Starboard Value LP Account is "net long" with respect to the Shares to the extent of such excess, and has hedged both the economic benefits and economic risks of owning the number of Shares equal to its "short" swap position.

CUSIP NO. 855030102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS GOLF LLC
By: Starboard Value A LP,
      its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP,
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 855030102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share/ Premium per Option($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	439,111	14.8100	12/10/2014
Sale of Cash-Settled Total Return Swap	(1,333,387)	16.1050	12/11/2014
Purchase of Call Option	1,745,400 *	2.2860**	02/04/2015
Sale of Common Stock	(907,608)	16.7500	02/04/2015
Sale of Common Stock	(837,792)	17.1508	02/04/2015
Sale of Common Stock	(187,456)	16.8852	02/05/2015

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Cash-Settled Total Return Swap	(299,035)	16.1050	12/11/2014
Purchase of Call Option	391,500 *	2.2860**	02/04/2015
Sale of Common Stock	(203,580)	16.7500	02/04/2015
Sale of Common Stock	(187,920)	17.1508	02/04/2015
Sale of Common Stock	(42,063)	16.8852	02/05/2015

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Cash-Settled Total Return Swap	(162,896)	16.1050	12/11/2014
Purchase of Call Option	213,300 *	2.2860**	02/04/2015
Sale of Common Stock	(110,916)	16.7500	02/04/2015
Sale of Common Stock	(102,384)	17.1508	02/04/2015
Sale of Common Stock	(22,912)	16.8852	02/05/2015

STARBOARD LEADERS GOLF LLC

Purchase of Common Stock	2,245,441	14.8100	12/10/2014
Sale of Cash-Settled Total Return Swap	(3,768,533)	16.1050	12/11/2014
Purchase of Call Option	5,078,500 *	2.2860**	02/04/2015
Sale of Common Stock	(2,640,820)	16.7500	02/04/2015
Sale of Common Stock	(2,437,680)	17.1508	02/04/2015
Sale of Common Stock	(586,124)	16.8852	02/05/2015

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Cash-Settled Total Return Swap	(436,149)	16.1050	12/11/2014
Purchase of Call Option	571,300 *	2.2860**	02/04/2015
Sale of Common Stock	(297,076)	16.7500	02/04/2015
Sale of Common Stock	(274,224)	17.1508	02/04/2015
Sale of Common Stock	(61,445)	16.8852	02/05/2015

* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on January 15, 2016.
** This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of this call option is $17.00.